(d)(1)(ix)

May 1, 2018

Voya Partners, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

Pursuant to the Sub-Advisory Agreement dated November 18, 2015, between Directed Services LLC (“DSL”)(1) and Templeton Investment Counsel, LLC (“Templeton”) (the “Sub-Advisory Agreement”), the sub-advisory fee for VY® Templeton Foreign Equity Portfolio (the “Portfolio”) was reduced on January 1, 2016.  On May 1, 2017, a new Sub-Advisory Agreement was executed between Templeton and Voya Investments, LLC (“VIL”).

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Portfolio, if a benefit exists, with a corresponding reduction (the “Reduction”) for the period from May 1, 2018 through May 1, 2019.  The Reduction shall be calculated as follows:

Reduction = 50% x (the savings to Voya Investments, LLC from the January 1, 2016 sub-advisory fee rate reduction)

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Directors of the Registrant.

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(1)  Effective May 1, 2017, VIL replaced DSL as the investment manager for the Portfolio.

Please indicate your agreement to this Reduction by executing below in the place indicated.

Very sincerely,

		By:	/s/ Todd Modic
Todd Modic
Vice President
Voya Investments, LLC

Agreed and Accepted:
Voya Partners, Inc.
(on behalf of the Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President